                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             Flotek Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    343389102
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   13G

CUSIP NO. 343389102


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                          (b)  [ ]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    326,412
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 326,412
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      547

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             326,959

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%

12)  TYPE OF REPORTING PERSON

             HC

                                       13G

CUSIP NO. 343389102


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Texas, National Association
            Tax Identification No. 75-0403318

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    326,412
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 326,412
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             326,412

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.6%

12)  TYPE OF REPORTING PERSON

             BK

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Flotek Industries, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           7030 Empire Central Drive
           Houston, TX  77040

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company

           2.  Wells Fargo Bank Texas, National Association

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank Texas, National Association
               1500 Broadway
               P.O. BOX 1241
               Lubbock, TX  79408

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank Texas, National Association:
               United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           343389102

Item 3  The person filing is a:

        1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
        2.  Wells Fargo Bank Texas, National Association:  Bank as defined in
            Section 3(a)(6) of the Act

Item 4  Ownership:

        See Items 5-11 of each cover page. Information as of December 31, 2002.

Item 5  Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        See Attachment A.

Item 8  Identification and Classification of Members of the Group:

        Not applicable.

Item 9  Notice of Dissolution of Group:

        Not applicable.

Item 10 Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 10, 2003

WELLS FARGO & COMPANY


By: /s/ Laurel A. Holschuh
    -----------------------------------------
    Laurel A. Holschuh, Senior Vice President
      and Secretary

                                  ATTACHMENT A
                                  ------------

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Fargo Bank Texas, National Association (1)
         Wells Fargo Investments, LLC (2)(3)

---------------------
(1)      Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).
(2) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(3) Classified as a broker dealer in accordance with Regulation 13d-1(b)(1)(ii)(A).

                                    AGREEMENT
                                    ---------

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Bank Texas, National Association.

Dated:  February 10, 2003

WELLS FARGO & COMPANY


By:  /s/ Laurel A. Holschuh
     -----------------------------------------
     Laurel A. Holschuh, Senior Vice President
       and Secretary


WELLS FARGO BANK TEXAS, NATIONAL ASSOCIATION


By:  /s/ Kathy A. Cristoffel
     -----------------------------------------
     Kathy A. Christoffel, Vice President